FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Webcast presentation of first half of 2010 results.

ACTIVITY AND RESULTS
First Half 2010 29 July 2010

Important information 2
Banco Santander, S.A. (“Santander”) cautions that this presentation contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”), could adversely affect our business and financial performance. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward- looking statements.
Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities or any advice or recommendation with respect to such securities.
The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation.
Nothing contained in this presentation is an offer of securities for sale into the United States or in any other jurisdiction. No offering of Securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.
Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. In making this presentation available, Santander makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever and you should neither rely nor act upon, directly or indirectly, any of the information contained in this presentation in respect of any such investment activity.
Note: Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, historical share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast.

Agenda
Group highlights H1’10
H1’10 Results
Group Business areas
Conclusions
Appendix

H1’10 Summary 4 1
Solid profit generation 2
Balance sheet strength 3
High shareholder return 4
Strengtheningour position in core markets

1 Solid PROFIT generation in Q2’10 ... 5
Group’s quarterly attributable profit
EUR million
2,423 +0.7% 2,221 2,202 2,215 2,230 2,096 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Group’s attributable profit
EUR million
-1.6% 4,519 4,423 4,445 +0.5% H1’09 H2’09 H1’10
EPS was EUR 0.2574 in Q2’10 and EUR 0.5126 in H1’10

1 .... resulting from managing the different MACRO SCENARIOS where we operate ... 6
Deleveraging economies
Slow recovery of GDP Q1’10; % y-o-y change
+2.4 +0.6 -0.2 -1.3
Spain UK Eurozone USA
Although SAN has the capacity to restructure (UK, SOV ...)
Attributable profit* H1’10
In EUR Continental Europe
Latam
UK SOV
Fast growing economies
GDP recovery in “V” shape Q1’10; % y-o-y change +9.0
+6.6 +4.3 +1.0 Chile Mexico Latam Brazil core
Moreover, SAN has the capacity to restructure in Brazil
(*) Over operating areas H1’10 attributable profit

1 .... to obtain higher PROFITS in a large percentage of markets: the advantage of diversification 7
Mature markets Continental Europe
EUR million 2,706 -5.6% 2,553 H1’09 H1’10
Restructuring mature markets (UK+Sov.)
In constant EUR million
+35.0% 1,178 873 H1’09 H1’10
Attributable profit* H1’10
In EUR Retail Units Europe
SAN network
+ Banesto 22% 22% SCF+ Portugal 11% Global Europe 15% 10% 17% 3% UK SOV.
Emerging markets Brazil In constant US$ million; continued operations
1,583 +27.1% 2,011 H1’09 H1’10
Emerging markets Other countries Latam**
In constant US$ million
+10.0% 963 1,059 H1’09 H1’10
(*) Over operating areas H1’10 attributable profit (**) Without discontinued operations in Venezuela and Argentina

1 Also differentiated growth in volumes: LENDING growing at faster pace in less leveraged areas …

8



Mature markets Continental Europe
% in EUR
-0.2
+6
Jun'10 / Jun'09
Q2'10 annualised
Restructuring mature markets (UK+Sov.)
% in constant EUR
+1
+2
Jun'10 / Jun'09
Q2'10 annualised
Attributable profit* H1'10
In EUR
Retail Units Europe
SAN network + Banesto
22%
SCF+ Portugal
11%
Global Europe
10%
22%
15%
17%
3%
UK
SOV.
Emerging markets Brazil
% in constant US$
+3
+20
Jun'10 / Jun'09
Q2'10 annualised
Emerging markets Other countries Latam
% in constant US$
+2
+21
Jun'10 / Jun'09
Q2'10 annualised

(*) Over operating areas H1'10 attributable profit

Note: Other countries Latam: Mexico, Chile, Argentina, Puerto Rico, Uruguay, Colombia and Peru

Santander

9

1 … against the greater emphasis on SAVINGS in deleveraging economies



Mature markets
Continental Europe
% in EUR
+33
+50
Jun'10 / Jun'09
Q2'10 annualised
Restructuring mature markets (UK+Sov.)
% in constant EUR
+7
+3
Jun'10 / Jun'09
Q2'10 annualised
Attributable profit* H1'10
In EUR
Retail Units Europe
SAN network + Banesto
22%
SCF+ Portugal
11%
Global Europe
10%
17%
3%
22%
15%
UK
SOV.
Emerging markets
Brazil
% in constant US$
-1
-10
Jun'10 / Jun'09
Q2'10 annualised
Emerging markets
Other countries Latam
% in constant US$
+7
+15
Jun'10 / Jun'09
Q2'10 annualised

Note.- savings: deposits + mutual funds

(*) Over operating areas H1'10 attributable profit

Note: Other countries Latam: Mexico, Chile, Argentina, Puerto Rico, Uruguay, Colombia and Peru

Santander

2 Balance sheet strength: DEPOSITS capturing in Spain 10
Success of deposits capturing campaign* Balance captured EUR 32,000 mill. Customers 222,000 New customers 109,000
Market share increase in Spain* o/Dec’09 +270 b.p. +220 b.p. +160 b.p. Demand Time Total
(*) Other resident sectors, data as of May, latest available.

2 Balance sheet strength: comfortable LIQUIDITY position in the 11 Group
Increase in absolute balances and ... Var. Dec.’09 / Jun’10
EUR billion
Customer deposits +88.3 M/L term issues (w/o sec.)* +17.7 Captured +106.0 Loans +45.3 Maturity** M/L term debt +72.5
(H2’10 + 2011 + 2012)
... liquidity ratios improvement
Loans / Deposits (%)
150 135 122 Dec’08 Dec’09 Jun’10
Dep.+ M/L term financing / Loans (%) 111 107 107 Dec’08 Dec’09 Jun’10
Furthermore, over EUR 100 bill. available at central banks
(*) Moreover, in H1’10 securitisations issued and placed in the market: EUR 6.0 billion (**) H2’10: 16.8 Bill.; 2011: 27.7 Bill.; 2012: 28.0 Bill.

2 Balance sheet strength: CREDIT RISK management 12
Better than peers and good evolution of all indicators ...
Group ratios (Mar.’10)
NPLs Coverage 5.89% 74% 3.34% 54% SAN European peers SAN European peers
Net NPL entries*. Group total
EUR billion
5.3 4.9
4.3 4.2 3.5 3.9 3.4 3.4 2.8 2.3 Q1’08 Q2 Q3 Q4 Q1’09 Q2 Q3 Q4 Q1’10 Q2
(*) Excluding perimeter and exchange rate impact
NPL and coverage ratios Grupo SAN
Percentage NPLs Coverage 72 73 75 74 73 2.82 3.03 3.24 3.34 3.37 +21 bp +21 bp +10 bp +3 bp Jun’09 Sep Dec Mar’10 Jun Jun’09 Sep Dec Mar’10 Jun
Risk premium**. Group total
Percentage
2.5 2.5 2.2 2.2 2.1 1.9 1.9 1.3 1.0 0.8
Mar’08 Jun Sep Dec Mar’09 Jun Sep Dec Mar’10 Jun
(**) Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

2 Balance sheet strength: CREDIT RISK management 13
... while we built up LOAN-LOSS PROVISIONS in the Group in Q2’10
EUR million
18,898 19,911 18,497 12,863 12.219 13,232 11,770 9,302 6,682 3,275 6,027 6,181 6,727 6.679 6,679 Dec 07 Dec 08 Dec 09 Mar’10 Jun’10
Total funds Specific
Generic
Spain: Generic provisions
2,907 -567* 1,849 -491 Dec’09 Q1’10 Q2’10 Jun’10
Spain: 1,849 Other Europe: 1,518 America: 3,312
(*) Recurring consumption: EUR 401 mil. (the rest because of substandard and risk reduction)

2 Balance sheet strength: SOLVENCY ratios 14
Solid solvency ratios appropriate to our risk profile ... Core capital evolution
8.6% 8.6% 7.5% 6.3% Dec’07 Dec’08 Dec’09 Jun’10
Note: Dec’07 under BIS I
Main impacts on H1’10
Organic capital
generation: +21 b.p.
Mark to market impact
on AFS(Q2’10): -12 b.p.
Other impacts
(exchange rates ...): -9 b.p.
...as shown by the stress test done by the CEBS and the Bank of Spain

2 Balance sheet strength: STRESS TESTS 15
Amid an adverse stress test scenario Santander would continue making profits, paying dividends and generating capital
Impact on Grupo Santander from stress test under an adverse scenario*
EUR million
Net operating income 2010-’11: +43,599 Dec09 on-balance sheet provisions: +20,779 Total: 64,378
Gross impairment 2010-’11: -50,288
Taxes -3,114
SURPLUS after STRESS TEST: 10,976
— Dividends, generic provisions not used and other -8,730
Change in TIER I CAPITAL +2,246
Change in Grupo Santander Tier I capital
EUR million 58,251 56,005 Dec’09 Dec’11e RWA 563 585 (EUR billion) Ratio Tier I (%) 10.0 10.0
(*) Source: Bank of Spain. Table with detailed information

2 STRESS TEST: adverse scenario 2011 16
Santander is the bank generating the highest earnings and the most profitable among the large groups analysed*...
Surplus / Deficit (EUR million)
Santander 14,416 12.1% Barclays 12,508 8.8% BNP Paribas 7,964 5.9% BBVA 6,834 11.4% Deutsche Bank 5,051 6.5% Rabobank 3,784 5.3% Intesa SP 3,488 5.2% Credit Agricole 3,192 2.9% Nordea 2,903 6.7% Societe Generale 2,742 3.8% ING Bank 2,456 3.2% BPCd’Epargne 503 0.6% HSBC 152 0.1% Lloyds -103 -0.1% DZ Bank -433 -2.2%
Bayerische LB -1,363 -5.7% Danske Bank -1,465 -4.7% LB Baden-Wurttemberg -1,548 -5.6% KBC Bank -1,562 -4.6% Commerzbank -2,001 -3.5% ABN/Fortis -2,153 -8.3% Dexia -3,942 -14.7% Hypo Real Estate -4,170 -42.6% Unicredit -4,733 -6.2% RBS -11,685 -8.7% Jupiter — Cajamadrid -13,738 -47.1%
Return / capital (%)
(*) Comparison with 25 large European banking groups (with balance sheets of over EUR 300 billion, according to The Banker, July 2009-) included in the stress test Source: CEBS, on a like-for-like basis for all analysed entities

2 STRESS TEST: adverse scenario 2011 17
... which allows it to continue paying dividends, building up generic provisions and maintaining intact its Tier I
TIER I (p.p.) Var. / 2009 (p.p.) Barclays 13.7 0.7 Santander 10.0 0.0 Nordea 10.1 -0.1 Intesa SP 8.2 -0.1 BBVA 9.3 -0.1 Lloyds 9.2 -0.4 After paying EUR 4.4 BNP Paribas 9.6 -0.5 BPCd’Epargne 8.5 -0.6 billion of dividends and HSBC 10.2 -0.6 rebuild EUR 1.8 billion Societe Generale 10.0 -0.7 of generic provisions... Credit Agricole 9.0 -0.7 Unicredit 7.8 -0.8 DZ Bank 8.7 -1.2 ING Bank 8.8 -1.4 Commerzbank 9.1 -1.4 ... equivalent to Dexia 10.9 -1.4 KBC Bank 9.4 -1.5 1.07 p.p. of Tier I Rabobank 12.5 -1.6 (which would rise to LB Baden-Wurttemb. 8.1 -1.7 11.1%) Danske Bank 10.0 -1.7 Bayerische LB 8.8 -2.1 Jupiter - Cajamadrid 6.3 -2.3 Deutsche Bank 9.7 -2.9 ABN/Fortis 9.9 -3.1 RBS 11.2 -3.2 Hypo Real Estate 4.7 -4.7
(*) Comparison with 25 large European banking groups (with balance sheets of over EUR 300 billion, according to The Banker, July 2009-) included in the stress test Source: CEBS, on a like-for-like basis for all analysed entities

18

3 High SHAREHOLDER RETURN

Dividend + share performance (TSR: +14% in twelve months) puts SAN in the leading group of peers* and above banking indices

Balance sheet strength and profits allow the Group to maintain its dividend policy during the crisis

Remuneration per share


0.135
0.120
0.123
0.222
0.135
1st09
2nd09(1)
3rd09
4th09
1st10

(1) Santander Dividendo Elección

- **Santander Dividendo Elección (scrip dividend program) in 2nd dividend 2010 (Oct.-Nov.)**
  - Optional in third dividend (Jan.-Feb.'11)

(*) "Peer Group" is 17 large banks that because of their size, characteristics and/or degree of direct competition are the referenced group to surpass: BNP, HSBC, ISP, Wells Fargo, Itaú, JPMorgan, Mitsubishi, Nordea, RBC, SG, UBS, BBVA, Unicredit, Credit Suisse, Standard Chartered, ING.

Santander

4 Strengthening our POSITION IN CORE MARKETS 19
Key events during the H1’10
SC US: Portfolios (HSBC, Citi) Servicing
Mexico: acquisition of 25% minority interest
UK: auction of 300 RBS corporate branches underway
Germany: acquisition of retail business from SEB (173 branches, one million customers)

Agenda 20
Group highlights H1’10
H1’10 Results
Group Business areas
Conclusions Appendix

Sound P&L account in Grupo Santander H1’10 21
Var. o/ H1’09 % excl. fx and EUR Mill. H1’10 Amount % perimeter** Net interest income 14,499 +1,844 +14.6 +3.7 A 1 Fees 4,809 +271 +6.0 -2.6 Trading gains and other* 1,565 -609 -28.0 -24.3 Gross income 20,874 +1,506 +7.8 -0.9 Operating expenses -8,811 -757 +9.4 +0.7 B Net operating income 12,063 +749 +6.6 -2.1 Loan-loss provisions -4,919 -294 +6.3 -4.1 C Profit before tax 6,331 +418 +7.1 -0.1 Consolidated profit 4,903 +172 +3.6 -1.6 Minority interest Brazil: Attributable profit 4,445 -74 -1.6 -5.7 absorb 4 p.p.
(*) Including dividends, equity accounted income and other operating results (**) Perimeter: Sovereign (January ‘09 equity accounted income), Venezuela, SCF units and BNP Argentina branches

22

Operating profit growth. Commercial business drivers

A Sound basic revenues (Net int. inc. + Fees + Insurance)

% var. / same period previous year


+11.3
+10.0
+2.0
H1'09
12M'09
H1'10

B Flat costs

% var. / same period previous year


+0.3
+0.4
+0.7
H1'09
12M'09
H1'10

C Strong deceleration of loan-loss provisions

% var. / same period previous year


+51.2
+31.3
-4.1
H1'09
12M'09
H1'10

Basic revenues - costs – loan-loss provisions

% var. / same period previous year


+3.3
+9.2
+10.6
H1'09
12M'09
H1'10

Note: Performance in all cases excluding exchange rate and perimeter

Santander

A Sound basic revenues 23
Net interest income + fee income + insurance
EUR billion
10.0 9.2 9.2 9.5 9.1 8.3 2.6 2.4 2.3 2.4 Fees and 2.3 2.5 insurance activity 7.4 6.9 7.1 Net interest 6.0 6.6 6.8 income Q1’09 Q2 Q3 Q4 Q1’10 Q2
Volumes (Var. o/ Jun’09)* +18% +8% +0.1% Loans Deposits M. funds Basic revenues / ATAs (%) 3.34 3.39 3.38 3.30 3.21 3.06 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Cont. Europe UK LatAm Sovereign EUR billion Sterling billion Constant US$ billion US$ billion 6.34 4.00 6.10 6.18 3.86 3.74 1.16 1.17 1.10 0.70 0.72 0.56 Q2’09 Q1’10 Q2’10 Q2’09 Q1’10 Q2’10 Q2’09 Q1’10 Q2’10 Q2’09 Q1’10 Q2’10
(*) Percentage changes excluding exchange rate impact

B Strict management of expenses 24
Operating expenses*
EUR million
8,811 8,054 Perimeter and forex 8,113
H1’09 H1’10 Excl. perimeter and exchange rate: +0.7%
Expenses by unit
(excl. perimeter and exchange rate)
Var. (%) o/ H1’09 SAN network -1.0% Banesto -0.2% SCF -2.8% Portugal -1.0% United Kingdom (in £) -0.1% Brazil (in reales) +2.5% Mexico (in pesos) +1.1% Chile (in pesos) +6.4% Sovereign** (in US$) -14.5% Group +0.7%
(*) Including personnel + general expenses + amortisations (**) Like-for-like comparison: HS’10 o/ Q2’09 + February-March 2009 at a quarterly rate

C Slower growth in loan-loss provisions 25
Group loan-loss provisions*
EUR million
+3% 2,417 2,574 2,284 2,436 2,483 2,209 Q1’09 Q2 Q3 Q4 Q1’10 Q2
H1’10 / H1’09: -4.1% (excl. exchange rate and perimeter)
(*) Including country-risk
Specific provisions
EUR million
3,597 2,833 2,811 2,926 2,694 2,637 3,010 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Generic provisions
EUR million -193 -222 -408 -372 -444 -1,335 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Provision and release for substandard and other (EUR 587 mill.)

Agenda 26
Group highlights H1’10
H1’10 Results
Group Business areas
Conclusions Appendix

27
EUROPE

Continental Europe main units H1’10 28 EUR Mill. and % o/ H1’09
Networks in Spain and Portugal impacted by environment and deposit capturing campaign. Strong recovery of Santander Consumer Finance
Gross income: 8,262 mill.; -0.6%
SAN 2,590 -6% network Banesto 1,261 -3% Santander Consumer 2,193 +7% Finance Portugal 641 0% Other 1,072 1,576 +1% GBM
Net operating income: 5,265 mill.; -2.0%
1,559 -9% 746 -4% 1,611 +8% 380 0% 767 968 -4% GBM
Attributable profit: 2,553 mill.; -5.6%
912 -14% 385 -7% 396 +30% 260 -9%
556 600 -5% GBM

Santander Branch Network H1’10 29
Activity
Savings: +32%
Jun’10 / Jun’09 +65% +31% -4% Demand Time M. funds
Deposits evolution
EUR billion +15 87 88 82 79 72 72 73 Dec- Jan Feb Mar- Apr May Jun- 09 10 10
Loans
+4% -4%
Net interest inc. / ATAs
3.36% 3.38% H1’09 H1’10
Jun’10 / Jun’09 Q2 annualised
Results
Net operating inc. / Loan-loss provisions
EUR million Var. Q2’10 / Q2’09 Net operating income 857 858 771 754 830 -15.0% Provisions 729 Net operating income after 753 720 650 693 637 550 -23.5% LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2
Attributable profit
EUR million Var. Q2’10 / Q2’09 545 521 469 470 500 412 -21.0% Q1’09 Q2 Q3 Q4 Q1’10 Q2

Banesto H1’10 30
Activity
Savings: +13%
Jun’10 / Jun’09 +23% +11% -7% Demand Time M. funds
Deposits evolution*
EUR billion +8 47 43 45 41 40 40 39 Dec- Jan Feb Mar- Apr May Jun- 09 10 10
Loans
Net interest inc. / ATAs**
+4% -1%
2.98% 3.00% H1’09 H1’10
Jun’10 / Jun’09 Q2 annualised
Results
Net operating inc. / Loan-loss provisions
EUR million Var. Q2’10 / Q2’09 Net operating 401 394 384 -9.7% income 378 379 362 Provisions Net operating income after 297 308 299 268 302 270 -12.4% LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2
Attributable profit
EUR million Var. Q2’10 / Q2’09 203 213 181 203 182 -14.6% 141 Q1’09 Q2 Q3 Q4 Q1’10 Q2
(*) Customer deposits excluding Repos (**) Retail Banking

Credit quality in Spain 31
Better credit quality and evolution than the sector in Spain
NPLs and coverage
Percentage NPLs Coverage 81 71 73 68 3.41 3.59 3.71 67 64 2.72 2.98 2.40 Mar’09 Jun Sep Dec Mar’10 Jun Mar’09 Jun Sep Dec Mar’10 Jun
Grupo SAN vs. Sector
% 5.03 5.29 5.47 (May.) Banks + Savings banks 1.76 3.32 1,62 1,70 1,37 3.59 3.71 3.41 0.83 1.95 Grupo SAN 0.19 0.64 Dec’07 Dec’08 Dec’09 Mar’10 Jun’10
Net NPL entries
Base 100: Q1’09 100 71 71 62 45 50
Q1’09 Q2 Q3 Q4 Q1’10 Q2
Risk premium*
Percentage 1.9 1.9 1.9 1.9 1.7 1.7 Mar’09 Jun Sep Dec Mar’10 Jun
(*) Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk
Real estate risk in Spain: acquired and foreclosed properties 32

Acquired real estate portfolio (June 2010)
Gross portfolio: EUR 4.0 bill. Coverage: 33% Net portfolio: EUR 2.7 bill. Reduction in H1’10: EUR 0.2 billion Average loss on sales o/ acquisition price: 26%
Net portfolio performance
EUR billion 3.8 4.1 2.9 2.8 2.7 1.1 Jun Dec’08 Jun Dec’09 Mar’10 Jun
Foreclosed real estate portfolio (June 2010)
Gross portfolio: EUR 2.6 bill. Coverage: 28% Net portfolio: EUR 1.8 bill. Net entries in H1’10: EUR 0.3 bill. (-47% o/2009) Average loss on sales o/ gross value: 28%
Net portfolio performance
EUR billion
1.6 1.7 1.8 0.6 Dec’08 Dec’09 Mar’10 Jun’10

Portugal H1’10 33
Activity
Savings: +15%
Jun’10 / Jun’09 +14% +18% +8% Demand Time M. funds
Deposits evolution
EUR billion +3 18 18 17 17 15 15 15 Dec- ene feb Mar- abr may Jun- 09 10 10
Loans: +3%
Jun’10 / Jun’09
+6% +3% +1% Individuals SMEs + Companies Businesses + GBM
Net interest inc. / ATAs
1.78% 1.47% H1’09 H1’10
Results
Net operating inc. / Loan-loss provisions EUR million Var. Q2’10 / Q2’09 Net operating 197 income 182 192 188 +3.2% 175 171 Provisions Net operating 185 176 -4.5% 151 156 142 145 income after LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2
Attributable profit EUR million Var. Q2’10 / Q2’09 144 141 -12.9% 127 119 137 123 Q1’09 Q2 Q3 Q4 Q1’10 Q2

Santander Consumer Finance H1’10 34
Activity
New lending
Loans: +5% (Jun’10 / Jun’09)
Var. in EUR +6% +2% -4% 2009 / Q1’10 / H1’10 / 2008 Q1’09 H1’09
Var. in EUR +67% +18% +8% 0% -17% US Nordic Italy Germany Spain countries
Deposits
In EUR
+38% Germany campaign: €1,900 mill. Jun’10 / Jun’09
Net interest inc. / ATAs
In EUR
4.88% 4.76%
H1’09 H1’10
Results
Net operating inc. / Loan-loss provisions
EUR million Var.Q2’10 /Q2’09 Net operating 753 766 825 +9.6% 744 710 786 income Provisions Net operating +42.3% 354 income after 249 260 254 288 LLPs 243 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Attributable profit
EUR million
Var. Q2’10 / Q2’09 +39.0%
206 173 189 155 149 153 Q1’09 Q2 Q3 Q4 Q1’10 Q2

Santander Consumer Finance H1’10. Risks 35
Very good evolution of coverage ratios and NPL indicators
NPLs and coverage
Percentage
NPLs
Coverage
5.13 5.46 5.39 5.12 5.23 4.63
108 111 90 92 97 89
Mar’09 Jun Sep Dec Mar’10 Jun Mar’09 Jun Sep Dec Mar’10 Jun
Net NPL entries
Base 100: Q1’09
100 90 82 79 48 54 (*) 62 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Provisions o/ net operating income
Percentage
67% 67% 66% 64% 63% 57% Q1’09 Q2 Q3 Q4 Q1’10 Q2
Risk premium**
Percentage
4.4 4.5 4.2 3.6 3.0 2.7
Mar’09 Jun Sep Dec Mar’10 Jun
(*) One-off because of stricter criteria on Germany’s portfolio
(**) Risk premium: Change in the period’s managed NPL (change in the balance of NPLs plus write- offs less written-off assets recovered) over average lending risk

36
UNITED KINGDOM

United Kingdom H1’10 37
Further increase in profits strongly driven by retail banking
Attributable profit: £875 mill. (EUR 1,006 million)
Var. H1’10 / H1’09 in £ (%) Gross +6.0% income Expenses -0.1% Net operating +10.3% income Net oper. inc. net of +11.4% LLPs Attributable +10.7% profit
Net operating income
£ million 791 788 745 735 709 Total 686 Global businesses
674 675 668 597 632 UK retail 572 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Attributable profit
£ million 426 449 419 374 372 372 Q1’09 Q2 Q3 Q4 Q1’10 Q2

United Kingdom H1’10 38
Activity
Mortgage stock £ billion +6% 163.9 155.1 19% market share on gross new mortgages (+3 p.p.) Jun’09 Jun’10
Companies loans stock Deposits stock * £ billion £ billion +4% +11% 148.5 23.6 24.5 133.8 6.0 4.9 +11%** 17.6 19.6 Jun’09 Jun’10 Jun’09 Jun’10
Core lending Non core lending
Results
Net interest income / ATAs
% 1.16% 1.33% H1’09 H1’10 Net operating inc. / Loan-loss provisions
£ million Var. Q2’10 / Q2’09 Net operating 791 788 +5.7% income 745 735 709 686 Provisions +5.4% Net 601 497 570 520 505 587 operating income after LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2
Note: Activity data under local criteria
(*) Including retail deposits, companies and structure products. Moreover, GBM balances and other non-core deposits of 3,400 million as of June 2010. (**) Loans to SMEs growth:+20%

United Kingdom H1’10 39
Improvement in all credit quality indicators
Low risk profile
Residential mortgage portfolio aimed at first home ...
Average LTV: 51% Income multiple new business: 2.9
... no exposure to self-certified loans and 1% in buy to let
Reduction of non core assets
11.5 -50% Treasury 5.7 portfolio £ billion Jun’09 Jun’10
NPLs and coverage
Percentage
NPLs
Coverage
1.71 1.87 1.84 1.54 1.65 1.25
56 45 48 44 40 41
Mar’09 Jun Sep Dec Mar’10 Jun Mar’09 Jun Sep Dec Mar’10 Jun
Risk premium UK*
Percentage
1.2 1.2 1.1 1.1 0.9 0.7
Mar’09 Jun Sep Dec Mar’10 Jun
(*) Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

40
BRAZIL

Brazil H1’10 41
Good quarterly trend in profits, loans and risk quality. Impact from higher minority interest on year-on-year profits
Attributable profit: US$1,711 mill. (EUR 1,294 mill.)
Var. H1’10 / H1’09 in constant US$ (%) Net interest +7.1% income + fees Gross income +5.1% Expenses +2.5% Net operating +6.7% income Net oper. inc +8.6% net of LLPs Profit before +14.5% tax Attributable +9.7% profit (*)
(*) Profit from continued operations: +27.1%
Net operating income
Constant US$ million 3,062 2,932 2,855 2,829 2,642 2,683 Total Global businesses 2,308 2,483 2,294 2,276 Retail 2,012 2,014 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Attributable profit
Constant US$ million
1,030 956 971 981 Net profit 742 841 Minority interests 940 876 827 826 835 Attrib. profit 732 Q1’09 Q2 Q3 Q4 Q1’10 Q2

Brazil H1’10 42
Activity*
Total lending Q2’10 performance (Var. Jun’10 / Mar’10 annualised) +20% +18% +19% +22% +3% +10% Individuals Consumer Business + Corporate + Jun’10 / Q2 annuali. finance companies GBM Jun’09
Savings: -1% (Var. Jun’10 / Jun’09)
+19% +12% -25% Demand Time M. funds
Results
Net interest inc. / ATAs
Local currency 7.71% 7.40% H1’09 H1’10
Net operating inc. / Loan-loss provisions
Constant US$ million Var.Q2’10/Q2’09 Net operating 3,062 2,932 income 2,855 2,829 +5.5% 2,642 2,683 Provisions Net operating 1,456 1.510 1,515 1,543 1.593 +11.2% income after 1,432 LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2
(*) Local currency

Brazil H1’10. Risks 43
Good trend in credit quality ratios
NPLs and coverage
% NPLs Coverage 107 100 98 95 99 92 4.75 5.09 5.27 5.04 5.01 3.86 Mar’09 Jun Sep Dec Mar’10 Jun Mar’09 Jun Sep Dec Mar’10 Jun
Net NPL entries
Base 100: Q1’09 156 100 122 111 113 98 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Provisions o/ net operating income
45% 47% 51% 48% 46% 44% Q1’09 Q2 Q3 Q4 Q1’10 Q2
Risk premium*
% 6.2 6.5 6.3 6.1 5.7 5.3 Mar’09 Jun Sep Dec Mar’10 Jun
(*) Risk premium: Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

44
LATAM ex-BRAZIL

Latin America ex-Brazil H1’10 45 Constant US$ million and % o/ H1’09
Latam ex-Brazil generates US$1,145 million of profits. Of note was the profit growth in Mexico, Argentina and Uruguay
Attributable profit
H1’10 H1’09 Change
Mexico 385 336 +14.8 Chile 398 382 +4.4 Argentina* 183 134 +35.7 Uruguay 46 36 +26.9 Puerto Rico 25 24 +5.5 Colombia 25 26 -3.0
Other -3 26 —
SUBTOTAL 1,059 963 +10.0 Santander Private Banking 86 105 -18.4
TOTAL 1,145 1,068 +7.2 Venezuela — 112 —
(*) Excluding discontinued operations

Mexico H1’10 46
Activity*
Total lending Q2’10 performance (Var. Jun’10 / Mar’10 annualised) +40% +21% +20% +13% -5% -24% Non card Cards SMEs + Corporate + holders companies GBM Jun’10 / Q2 annuali. Jun’09
Savings: +11% Net interest inc. / ATAs Var. Jun’10 / Jun’09 Local currency 4.25%
+13% +13% 3.79% +5% Demand Time M. funds H1’09 H1’10
Results
Net operating inc. / Loan-loss provisions Constant US$ million Var.Q2’10/Q2’09 Net operating 641 income 596 566 484 513 489 -23.8% Provisions
Net operating income after 305 312 328 335 +9.8% 273 258 LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2 Attributable profit Constant US$ million Var. Q2’10 / Q2’09 216 204 171 182 181 +5.9% 164 Q1’09 Q2 Q3 Q4 Q1’10 Q2
(*) Local currency

Mexico H1’10. Risks 47
Significant improvement in all credit quality indicators
NPLs and coverage
% NPLs Coverage 264 268 257 221 3.04 128 122 2.80 2.45 1.84 1.86 1.77 Mar’09 Jun Sep Dec Mar’10 Jun Mar’09 Jun Sep Dec Mar’10 Jun
Net NPL entries Base 100: Q1’09 100 102 83 72 55 54 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Provisions o/ net operating income 54% 53% 45% 46% 36% 32% Q1’09 Q2 Q3 Q4 Q1’10 Q2
Risk premium* % 6.4 6.5 6.3 5.9 5.2 4.4 Mar’09 Jun Sep Dec Mar’10 Jun
(*) Risk premium: Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

Chile H1’10 48
Activity*
Total lending Q2’10 performance (Var. Jun’10 / Mar’10 annualised) +17% +17% +17% +19% +8% Jun’10 / Q2 annualis. Individuals SMEs + Corporate + GBM Jun’09 companies Savings: +2% Net interest inc. / ATAs Var. Jun’10 / Jun’09 Local currency 4.54% +30% 4.11% +5% -11% H1’09 H1’10 Demand Time M . funds
Results Net operating inc. / Loan-loss provisions Constant US$ million Var.Q2’10/Q2’09 Net operating income 455 454 437 431 419 424 -6.5% Provisions Net operating income after 287 281 327 280 312 +8.6% 253 LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2 Attributable profit Constant US$ million Var. Q2’10 / 252 Q2’09 206 198 215 175 183 +4.4% Q1’09 Q2 Q3 Q4 Q1’10 Q2
(*) Local currency

Chile H1’10. Risks 49
Good evolution of indicators within the earthquake context
NPLs and coverage
% NPLs Coverage 95 94 94 99 97 89 3.30 3.38 3.20 3.36 3.31 3.05 Mar’09 Jun Sep Dec Mar’10 Jun Mar’09 Jun Sep Dec Mar’10 Jun
Net NPL entries
Base 100: Q1’09 100 70 75 73 59 59 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Provisions o/ net operating income 44% 37% 33% 35% 25% 27% Q1’09 Q2 Q3 Q4 Q1’10 Q2
Risk premium* % 2.5 2.6 2.4 2.4 2.2 2.1 Mar’09 Jun Sep Dec Mar’10 Jun
(*) Risk premium: Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

50
SOVEREIGN

Sovereign H1’10 51
Normalised profit driven by good evolution of revenues, costs and provisions
Activity*
Total lending Q2’10 performance (Var. Jun’10 / Mar’10 annualised) +26% +2% +8% +0% -7% -51% Jun’10 / Q2 annualis. Multifamily + Commercial Other core Run-off Jun’09 residential & industrial lending lending Deposits (Jun’10/ Jun’09) Net interest inc. / ATAs** Local currency 3.26% +6% 2.16% -45% Demand retail Other dep.
H1’09 H1’10 (CDs)
Results Net operating inc. / Loan-loss provisions US$ million Var.Q2’10/Q2’09 385 382 X1.8 274 212 238 Net operating income 128 Provisions 207 n.s. 155 17 61 Net operating income after -55 -25 LLPs Q1’09 Q2 Q3 Q4 Q1’10 Q2 Attributable profit US$ million +39% 132 95 4 -25 -10 -4 Q1’09 Q2 Q3 Q4 Q1’10 Q2
(*) Lending data (without securitisations) and deposits under US GAAP (**) Data on a like-for-like basis (H1’10 o/ Q2’09 + February-March ‘09 at a quarterly rate)

Sovereign H1’10. Risks 52 Good trend in credit quality ratios
NPLs and coverage
% NPLs Coverage 66 67 68 67 62 65 5.35 5.14 5.11 4.34 4.82 3.98 Mar’09 Jun Sep Dec Mar’10 Jun Mar’09 Jun Sep Dec Mar’10 Jun
Net NPL entries Base 100: H1’09 quarterly average 100 97 98 36 13 Average Q3 Q4 Q1’10 Q2 H1’09
Provisions o/ net operating income 143% 112% 93% 78% 60%
46% Q1’09 Q2 Q3 Q4 Q1’10 Q2
Risk premium* % 3.34 2.63 2.35 Dec’09 Mar’10 Jun
(*) Risk premium: Risk premium: Change in the period’s managed NPLs (change in the balance of NPLs plus write-offs less written-off assets recovered) over average lending risk

53
CORPORATE ACTIVITIES

Corporate Activities 54
Higher negative contribution because of losses on financial transactions Attributable profit (Change H1’10 vs. H1’09)
Main impacts: EUR million
Net interest income -83 Gains/losses on financial transactions -536 Expenses +12 Other items and taxes +12
Total impact on profit: -595

55
SECONDARY SEGMENTS

Secondary segments*. Attributable profit to the Group 56
Retail Banking
EUR million +19% 2,192 2,049 1,798 1,845 1,920 1,854 +7% Q1’09 Q2 Q3 Q4 Q1’10 Q2
Global Wholesale Banking
EUR million -22% 679 822 679 779 642 568 -18% Q1’09 Q2 Q3 Q4 Q1’10 Q2
Asset Management and Insurance EUR million -1% +11% 122 120 105 108 18 89 86 21 Asset 21 8 21 Mgmt. 5 104 99 84 81 81 87 Insurance Q1’09 Q2 Q3 Q4 Q1’10 Q2
(*) Greater details on these areas are included in the appendix

Agenda 57
Group highlights H1’10
H1’10 Results
Group Business areas
Conclusions
Appendix

H1’10. Summary 58
1 Solid profits generation ...
...backed by diversification _____ .... and by managing growth in a dual world
Attrib. profit Q2’10: EUR 2,230 million Attrib. profit H1’10: EUR 4,445 million
2 Balance sheet strength...
...comfortable liquidity and solvency _____ .... credit quality improvement
...leading stress test results
Increased deposits + M/L term issues in H1’10 doubled maturities in H2’10-2011
3 Consistent with high shareholder return ...
Pay-out around 50% New program Santander Dividendo Elección TSR 12 months: +14%
4 Strengthening SAN’s position in core markets ...
... exploit opportunities _____ .... balance emerging/mature markets Mexico minority int. + SC US portfolios + SEB branches in Germany + RBS branches auction in the UK
All of it maintaining the differential strength of our franchise against our peers, as shown by the stress-test

In the coming quarters ... 59
Economic and financial environment
Mature markets: lower lending growth because of deleveraging process Emerging markets: undergoing recovery of activity Regulatory uncertainties: liquidity and capital requirements
SAN management of business drivers
Consolidate volumes trend shown at the beginning of 2010
Loans: continue recovery in emerging markets Customer funds: growth and linking strategy
Manage pressure on revenues in Spain and GBM Continuous cost control — Ensure synergies are on-track Maintain risk management / recoveries — Aim for lower provisions needs

Agenda 60
Group highlights H1’10
H1’10 Results
Group Business areas
Conclusions
Appendix

61
Appendix
Group’s balance sheet Principal segments results Secondary segments results Main units spreads, NPL and coverage ratios

62
Group’s balance sheet

Main trends of the Group’s balance sheet 63
Retail balance sheet, appropriate to the business nature of low risk, liquid and well capitalised
Balance sheet at June 2010
EUR billion 1,220 1,220 Credit Cashinstitutions and credit 153 2 institutions 127 95 3 Derivatives 103 Derivatives 41 74 Other AFS Portfolio 4 Trading portfolio 72 5 Other* 98 6 Customer 595 Deposits Loans to customers 728 1 subordinated Issues and 248 liabilities Shareholders’ equity & fixed liabilities 106 Assets Liabilities
1 Lending: 60% of balance sheet 2 Cash, Central Banks and credit institutions: 13% 3 Derivatives (with counterpart on the liabilities side): 8% of balance sheet 4 Available for sale portfolio (AFS): 6% 5 Trading portfolio : 6% 6 Other (goodwill, fixed assets, accruals): 8%
(*) Other assets: Goodwill EUR 25 bill., tangible and intangible assets 13 bill., other capital instruments at fair value 7 bill., accruals and other accounts 53 bill.

64
Principal segments results

Business areas performance. In EUR 65
Continental Europe: Retial units
€ Mill. -10% 1,046 1,024 950 1,030 882 923 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Continental Europe: GBM and other
€ Mill. -31% 380 318 339 255 261 175 Q1’09 Q2 Q3 Q4 Q1’10 Q2
United Kingdom
€ Mill. +11% 475 480 527 409 430 412 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Attributable profit* H1’10
In EUR Retail units Europe Brazil SAN network +Banesto 22% 22% SCF+ Portugal 11% 10% 15% Latam Global ex-Brazil 17% 3% Europe UK Sovereign
Brazil** € Mill. +32% 691 628 578 603 525 436 Q1’09 Q2 Q3 Q4** Q1’10** Q2** Latam ex-Brazil € Mill. +15%
454 458 417 449 (***) 392 363 370 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Sovereign € Mill. +49% 103 69 -20 -7 -2 3 Q1’09 Q2 Q3 Q4 Q1’10 Q2
(*) Over operating areas H1’10 attributable profit
(**) Larger minority interests after IPO in Oct-09 (Q4’09: 95 mill.; Q1’10: 106 mill; Q2’10: 121 mill.; against quarterly average 9M’09: 9 mill) (***) Banco Venezuela Q1’09 contribution (sale closed in Q2’09)

Business areas evolution excluding EXCHANGE RATE IMPACT 66
Continental Europe: Retail Units
€ Mill. -10% 1,046 1,024 950 1,030 882 923 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Continental Europe: GBM and other
€ Mill. -31% 380 318 339 255 261 175 Q1’09 Q2 Q3 Q4 Q1’10 Q2
United Kingdom
£ Mill. +7% 419 426 449 372 374 372 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Attributable profit* H1’10
In EUR Retail Units Europe Brazil SAN network +Banesto 22% SCF+ 22% Portugal 11% 10% 15% Latam Global 17% ex-Brazil Europe 3% UK Sovereign
Brazil**
Constant US$ million +6% 940 876 827 826 835 732 Q1’09 Q2 Q3 Q4** Q1’10** Q2** Latam ex-Brazil Constant US$ million +1% 679 627 562 543 575 570 (***) 523 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Sovereign US$ million +39% 95 132 -25 -10 -4 4 Q1’09 Q2 Q3 Q4 Q1’10 Q2
(*) Over operating areas H1’10 attributable profit
(**) Larger minority interests after IPO in Oct-09 (constant US$ Q4’09: 145 mill.; Q1’10: 147 mill; Q2’10: 154 mill.; against quarterly average 9M’09: 13 mill) (***) Banco Venezuela Q1’09 contibution (sale closed in Q2’09)

67
Secondary segments results

Retail Banking 68
Good quarterly trend due to higher revenues, cost control and stable provisions
Retail Banking
Var. H1’10 / H1’09 (%) in EUR Excl. fx and perimeter Gross +12.3% +3% income Expenses +9.5% 0% Net operating +14.3% +5% income Net oper. inc. net of +22.4% +14% LLPs Attributable +16.4% +11% profit
Net operating income EUR million +13% 5,384 5,261 5,571 5,779 4,801 5,130 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Attributable profit EUR million +19% 2,049 2,192 1,798 1,845 1,920 1,854 Q1’09 Q2 Q3 Q4 Q1’10 Q2

Global Wholesale Banking (GBM) 69
Solid revenues and profit generation which compared well with a record first half of 2009 in a favourable scenario of spreads and volatilities
Attributable profit: EUR 1,421 million Var. H1’10 / H1’09 Gross +3.0% income Expenses +19.8% Net operating -1.7% income Net oper. inc. net of -1.0% LLPs Attributable -5.3% profit
Net operating income EUR million -13% 997 1,165 1,003 1,113 1,013 762 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Attributable profit EUR million -22% 822 779 679 679 568 642 Q1’09 Q2 Q3 Q4 Q1’10 Q2

Global Wholesale Banking (GBM) 70 Recurring model focused on customers and with a low risk profile
Solid revenues generation ...
By customer revenues
Gross income (€ mill.) 1,460 1,451 1,387 Total 1,297 1,311 195 282 150 Trading 143 176 1,116 110 Customers 1,154 1,265 1,169 1,237 1,135 1,006 Q1’09 Q2 Q3 Q4 Q1’10 Q2
... in our core markets ...
Spain, Brazil and the UK generate around 75% of customer revenues
... based on a diversified product portfolio
Gross income (€ mill.)
+3% 2,838 TOTAL 2,757 Trading 338 432 Equities 443 -13% 385 Investment banking 71 -9% 64 -8% 697 Hedging of interest / 760 exchange rates Corporate banking* 1,145 +10% 1,260 H1’09 H1S’10 Customer revenues
(*) Including Global Transaction Banking and Credit

Asset Management and Insurance 71
High contribution to the Group via revenues and profits
Total Group revenues (cross-selling)
In H1’10: €1,953 mill. = 9% of of gross income from Group’s funds and insurance revenues
(+9% o/ H1’09) Attributable profit to the Group
After deducting expenses and fees paid to the networks
Attributable profit EUR million 122 120 105 108 18 89 21 Asset 86 21 21 Mgmt. 8 5 104 99 Insurance 84 81 81 87 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Asset Management Volumes recovering with initial impact on revenues
Managed assets (€ bill.) Revenues / expenses 131 +6.0 124 117 101 105 Revenues + fees paid to retail -3.3 D’07 D’08 J’09 D’09 J’10 networks Expenses
Insurance (PBT + fees) Total: €1,238 mill. U H1’09 (ct. €) = +4%
Brazil 396 +15% Spain 214 +0% Germany 170 -9%
Other Europe 180 +11% Other Latam 166 +7% UK 95 -16% Sovereign 17 +8%
Potential from global management +incorporations

72
Main units spreads and NPL ratios
Continental Europe. Main units spreads (%)

73
SAN Branch Network 3.40 3.15 3.00 2.78 2.60 2.04 2.21 2.26 2.32 2.25 2.10 1.94 1.19 0.89 0.68 0.53 0.50 0.10 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Loans Deposits Total
Santander Consumer Lending 4.39 4.54 4.67 4.77 4.80 4.85 Q1’09 Q2 Q3 Q4 Q1’10 Q2
Banesto Retail Banking 2.69 2.51 2.27 2.28 2.20 2.00 1.90 1.94 1.96 1.99 2.02 1.65 0.79 0.57 0.31 0.29 0.18 -0.35 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Loans Deposits Total
Portugal Retail Banking 2.35 2.15 2.12 1.95 1.85 1.92 1.61 1.70 1.72 1.73 1.76 1.82 0.74 0.45 0.40 0.22 0.09 0.10 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Loans Deposits Total

Continental Europe. NPLs and coverage ratios 74
Banco Santander*
78% 69% 63% 73% 66% 61% 2.35% 2.59% 2.82% 3.41% 3.61% 3.65% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Jun’10 NPLs Coverage
Santander Consumer 89% 90% 92% 97% 108% 111% 5.14% 5.46% 5.39% 5.12% 5.23% 4.64% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Jun’10 NPLs Coverage
Banesto 85% 73% 70% 64% 61% 58% 1.96% 2.32% 2.62% 2.97% 3.13% 3.49% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Jun’10 NPLs Coverage
Portugal 71% 68% 65% 64% 65% 65% 2.13% 2.27% 2.32% 2.40% 1.87% 2.04% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Jun’10 NPLs Coverage
(*) Santander Branch Network NPL ratio was 4.78% and coverage of 53%

Spain: risk in construction and real estate activities 75
Construction and real estate lending portfolio in Spain
Data at June 2010
Lending exposure* (€ billion): 39.7 — Real estate activity 31.0 - of which developer (13.5) — Construction 8.7 Better credit quality than the sector by NPLs ... — NPLs balance: EUR 3.6 bill. — NPL ratio: 7.9% — Specific coverage: 40% _____ .... and by substandard — Balance: EUR 5.0 bill.
— Share o/ lending: 11.1% — Coverage: 14%
Acquired and foreclosed properties portfolio
Acquired: situation at June 2010
Gross portfolio: EUR 4.0 bill. Coverage: 33% Net portfolio: EUR 2.7 bill. Reduction in H1’10: EUR 0.2 billion Average loss on sales o/ acquisition price: 26%
Net portfolio evolution (€ billion) 3.8 4.1 2.9 2.8 2.7 1.1 Jun Dec’08 Jun Dec’09 Mar’10 Jun
Foreclosed: situation at June 2010
Gross portfolio: EUR 2.6 bill. Coverage: 28% Net portfolio: EUR 1.8 bill. Net NPL entries H1’10: = EUR 0.3 bill. (-47% o/2009) Average loss on sales o/ gross value: 28%
Net portfolio evolution 1.8 (€ billion) 1.6 1.7 0.6 Dec’08 Dec’09 Mar’10 Jun’10
(*) Report T-13 based on CNAE from Banco Santander (including wholesale banking) and Banesto. Data at June 2010 intragroup consolidated. Gross balance: EUR 45.5 bill.

Spain: exposure to construction and real estate activities 76
NPLs volume + substandard + acquired + foreclosed + write-offs
Estimated SAN + Bto share in “problem” loans 8% vs 14% — 15% in loans
EUR billion 15.5 SAN + Bto (Jun’10)
Share / real estate + const. loans NPLs: 7.9% Substandard: 11.1% Acq.+forecl.(1): 12.7% Write-offs: 0.6%
Total(1): 29.7%
Coverage o/ total construction and real estate activities exposure (%)
80 2009 Net operating income 39 Generic 12 Specific 29 SAN + Bto (Jun’10)
Specific coverage: 29%
NPLs: 40% Substandard: 14% Acq. + forecl.: 31% Write-offs: 100%
Specific + 41% generic Espec.+ gen. 80% + results
(1).- Over total lending + acquired and foreclosed properties
United Kingdom. Spreads and NPL ratios (%)

77
Spreads Retail Banking
2.22 2.25 2.31 2.31 2.31 2.04 1.13 1.82 1.90 2.01 1.44 1.67 0.91 0.78 0.58 0.49 0.41 0.30 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Loans Deposits Total
NPLs and coverage
56% 45% 48% (*) 44% 40% 41% 1.25% 1.54% 1.65% 1.71% 1.87% 1.84% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Jun’10 NPLs Coverage
(*) UPLs coverage >100%

Exchange rates. Latin America H1’10 78
Appreciation of Latin American currencies against the dollar and euro
AVERAGE RATES EUR / LOCAL CCY. US DOLLAR BRAZILIAN REAL NEW MEXICAN PESO CHILEAN PESO AVERAGE RATES US$ / LOCAL CCY. BRAZILIAN REAL NEW MEXICAN PESO CHILEAN PESO
H1’10 H1’09 Var. 1.3225 1.3315 +1% 2.3767 2.9164 +23% 16.7457 18.4346 +10% 694.7436 778.7737 +12%
H1’10 H1’09 Var. 1.7971 2.1904 +22% 12.6619 13.8455 +9% 525.3129 584.9058 +11%
(*) Positive sign: currency appreciation; negative sign: currency depreciation

Spreads main countries Latin America 79 (%)
Retail Banking Brazil 17.01 17.43 16.68 16.02 16.13 16.23 15.94 16.39 15.81 15.12 15.26 15.29 1.07 1.04 0.87 0.90 0.87 0.94 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Loans Deposits Total
Retail Banking Mexico 14.19 13.35 12.49 12.28 12.08 11.42 10.83 10.77 10.40 10.21 10.03 9.50 3.36 2.58 2.09 2.07 2.05 1.92 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Loans Deposits Total
Retail Banking Chile 7.92 7.81 7.48 7.38 7.49 7.33 5.90 5.89 5.61 5.26 5.24 5.03 2.02 1.92 1.87 2.12 2.25 2.30 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Loans Deposits Total

Latin America. NPLs and coverage ratios 80
Brazil 107% 92% 95% 99% 100% 98% 3.86% 4.75% 5.09% 5.27% 5.04% 5.01% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Jun’10 NPLs Coverage
Mexico 221% 264% 268% 257% 128% 122% 2.80% 3.04% 2.45% 1.84% 1.86% 1.77% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Jun’10 NPLs Coverage
Chile 95% 94% 94% 89% 99% 97%
3.05% 3.30% 3.38% 3.20% 3.36% 3.31% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Jun’10 NPLs Coverage
Sovereign. Spreads and NPL and coverage ratios (%)

81
Spreads
2.68 2.71 2.88 2.95 2.60 2.30 1.88 1.90 1.88 1.91 1.94 1.96 0.94 0.99 0.42 0.70 0.80 0.80 Q1’09 Q2 Q3 Q4 Q1’10 Q2 Loans Deposits Total
NPLs and coverage
66% 67% 68% 62% 64% 67% 3.98% 4.34% 4.82% 5.35% 5.14% 5.11% Mar’09 Jun’09 Sep’09 Dec’09 Mar’10 Jun’10 NPLs Coverage

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: July 29th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President